

April 28, 2016

Mail Stop 4631

<u>Via E-mail</u>
Ms. Carrie Teffner
Chief Financial Officer
Crocs, Inc.
7477 East Dry Creek Parkway
Niwot, Colorado 80503

>   **Re: Crocs, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed February 29, 2016**
>   **File No. 0-51754**

Dear Ms. Teffner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the period ended December 31, 2015</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Comparison of the Years Ended December 31, 2015 to 2014, page 36</u>

1. Please expand your disclosures to discuss the main cost drivers affecting cost of sales and how those costs impacted your consolidated gross profit during each period presented, as well as management's expectations of how they may impact future results in order for an investor to understand all material items impacting your results. As an example; we note that for the period ended December 31, 2015, consolidated revenue decreased by 9% while cost of sales only decreased by 4%; however there does not appear to be a robust analysis of the reasons behind this decline in gross profit. As such, your narrative should include a discussion of the significant components of your cost of sales, analysis of the changes, and discussion of expected trends and known effects on future operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

2. Comment 1 in our letter dated December 4, 2015, requested that your discussion and analysis of income tax expense in MD&A "explain how the tax rates in specific countries materially impacted your effective tax rate in each period presented." In your response letter dated January 12, 2016, you stated, "In order to provide greater clarity for investors, the Company will include a table […] in future filings to highlight how tax rates and fluctuations impact the Company's effective tax rate annually in significant jurisdictions." While we note the Company's current disclosures in its Form 10-K as of December 31, 2015, has the prescribed disclosure, the foreign jurisdictions highlighted appear to be significant to 2014; however it is not apparent how those same jurisdictions contributed materially to the changes in the "Effect of rate differences" in your 2015 effective income tax rate reconciliation. In that regard, we note that for 2015, your most material foreign jurisdictions listed in the table appear to have negatively impacted your effective tax rate by approximately $11.7 million. Your effective tax rate schedule on page F-39 appears to indicate that the impact of the effect of rate differences favorably impacted your effective tax rate by approximately $3.7 million. As such, please provide us with an understanding of the impact affecting both disclosures. To the extent there are additional material factors or jurisdictions impacting your effective tax rate for 2015, please expand your disclosures to highlight all the material factors contributing to the difference. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

3. We note your disclosure that your effective tax rate was impacted by a $10.9 million increase in the valuation allowance on deferred tax assets for 2015 and further note that it does not include the additional $2.8 million increase in the valuation allowance not impacting the effective tax rate but included in the cumulative translation adjustment. The total change in your valuation allowance appears to be approximately $16.3 million based on your disclosure on page F-39. As such, please tell us what the remaining difference of $2.6 million relates to and why the additional amount did not have an impact on your effective tax rate.

Comparison of the Years Ended December 31, 2015 and 2014 by Segment, page 51

4. Please expand your disclosures to quantify how much of the increase or decrease in revenue at the reportable segment level are due to volume of product or services provided, and/or average price. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

5. Please quantify the impact of factors disclosed as materially impacting revenue and operating income for each period presented at the segment level. Examples of some of the factors disclosed without quantification include:

   • A decrease in segment revenue of $13.7 million in the Americas segment due to unfavorable foreign currency fluctuations, negative impact of store closures, decreased average selling prices, and increased sales volume.

- An increase in segment income of $1.1 million in the Americas segment due largely to a decrease of $12.3 million in selling, general and administrative expenses related to lower employee compensation expense, lower building expense, and lower depreciation and amortization expense, partially offset by higher marketing expense.
- A decrease in segment income of $8.9 million in the Europe segment, which was offset by a decrease of $17.9 million, in selling, general and administrative expenses related to lower employee compensation related expenses, lower professional services expense, partially offset by an increase in marketing and sales expenses.

Please refer to Item 303(A)(3)(iii) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 57

6. You state on page 57 your belief that funds generated from operations and borrowings will be sufficient to meet your ongoing needs through the next twelve months. We note your cash and cash equivalents balance at December 31, 2015, was $143.3 million and there is a decreasing trend in operating cash flows. There is also an existing waiver for a violation of certain covenants in your Credit Agreement, for which it is not apparent whether the full $75 million under that agreement would be available. On page 60, you disclose your contractual obligations are $266.5 million within the next year. As such, it is not apparent whether you have the existing resources needed to fulfill all expected liquidity obligations in 2016. Please quantify the expected 2016 liquidity impact of the expected inflows and outflows. It appears a tabular presentation or other clear disclosure of expected sources and uses of cash is needed for readers to fully understand your expected 2016 liquidity requirements and whether there are available resources to satisfy these obligations. See section 501.13.b of the Financial Reporting Codification.

7. We note your disclosure that $75 million was available under your senior revolving credit facility with PNC Bank. Please expand your disclosures to clarify if this amount is fully available without violating any of the covenants of the Credit Agreement and explicitly state the amount available without violating any of the material covenants in the Credit Agreement. Furthermore, we note you received a waiver in February 2016 related to violation of the leverage ratio and fixed charge ratio as of December 31, 2015. The disclosure on page F-27 indicates you anticipate being in compliance with such covenants on March 31, 2016, but that there can be no assurance that will be the case. As such, please disclose the actual ratios/amounts related to your material debt covenants as well as the required ratios/amounts as of each balance sheet date. This will allow investors to better understand and assess your current compliance status and your ability to continue to meet such debt covenants. You should also show the specific computations you use to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. Please refer to Item 303(a)(2)(ii) of Regulation S-K and Section 501.13.c. of the Financial Reporting Codification for guidance.

Management's Report on Internal Control over Financial Reporting, page 67

8. We note your disclosures that due to the material weaknesses identified in your financial close process and your inventory accounting controls that both your internal controls over financial reporting and your disclosure controls and procedures as of December 31, 2015 are not considered effective. For each of the material weaknesses identified, please tell us when each of the material weaknesses first began, how you discovered the control deficiencies that led to the material weaknesses and whether the material weakness resulted in the identification of any accounting errors. In that regard, please tell us the impact the material weaknesses had on your current and historical financial statements. To the extent you recorded any adjustments related to the deficiencies in the fourth quarter, please quantify those amounts and tell us how you determined the appropriate period each related to. If you concluded that you did not have any errors, please tell us the following:

- What you did differently in the fourth quarter that enabled you to detect the deficiencies given your prior disclosures in your Form 10-Qs during fiscal year 2015 that there had been no material changes in internal control over financial reporting; and
- The alternate procedures you used to ensure that the accounts impacted by the material weaknesses in your financial close process and inventory balances were accurate as of December 31, 2015.

Item 8: Financial Statements and Supplementary Data
Consolidated Statements of Cash Flows, page F-7

9. We note on your consolidated statements of cash flows, you recognize $4.0 million under "other non-cash items" in adjustments to reconcile net income to net cash provided by operating activities for the year ended December 31, 2015. We further note that the amount represents 41% of the $9.7 million cash provided by operating activities and increased significantly from the $0.5 million and $1.2 million disclosed for the same line item for the years ended December 31, 2014 and December 31, 2013 respectively. In light of this, please explain in detail what the components of these non-cash charges are and the specific facts and circumstances that drove the change from prior years.

Unaudited Quarterly Consolidated Financial Information, page F-51

10. We note your disclosures related to your unaudited quarterly results and the significant decline in your gross profit, resulting gross profit percentage and your income (loss) from operations in your fourth quarter for fiscal year 2015 when compared to prior quarters. Please ensure that your disclosures include sufficient detail to highlight the effect and nature for any year-end adjustments that were material to the quarter in accordance with Item 302 of Regulation S-K. Furthermore, we remind you that to the extent that there are any known material trends or uncertainties impacting your results, including those within

specific quarters, your disclosures in MD&A should include a robust discussion sufficient enough to allow investors to have an understanding of the key factors that are impacting the business. In that regard, you have had a significant decrease in profitability in the fourth quarter for each of the last two fiscal years ended December 31, 2015 and December 31, 2014; however there does not appear to be sufficient disclosure as to the underlying reasons for such trends including the specific business, economic and competitive factors that impacted the results in the fourth quarter and whether such factors may continue to impact operations in the future. As an example, we note you have expanded your sales returns and allowance reserves during each fourth quarter for both fiscal years ended December 31, 2015 and December 31, 2014. To the extent such items and similar trends exist, you should expand your narrative to discuss the reasons of such trends and whether they are reasonably expected to continue. Please refer to the guidance under ASC 270-10-50-1.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly at (202) 551-3728, or in his absence, Jay Ingram, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction